UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934


                             TECH LABORATORIES, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                    878249101
                                 (CUSIP Number)


                             CRAIG H. EFFRAIN, ESQ.
                               STURSBERG & VEITH
            405 LEXINGTON AVENUE, SUITE 4949, NEW YORK, NY 10174-4902
                                 (212) 922-1177
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                     3/24/01
                      (Date of Event which Requires Filing
                               of this Statement)

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

CUSIP No.                           13D

     878249101
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BERNARD M. CIONGOLI

       154366764
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY


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   4   SOURCE OF FUNDS*

         OO THIS STATEMENT IS BEING FILED PURSUANT TO A GRANT OF STOCK OPTIONS, EXERCISABLE WITHIN 60 DAYS, BY TECH LABS TO MR. CIONGOLI.

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [_]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            953,334
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             953,334
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-

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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       953,334

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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [   ]

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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.81%

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  14   TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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

                                  Schedule 13D


Item 1. Security and Issuer

     This statement relates to the Common Stock, $.01 Par Value of Tech Laboratories, Inc., 955 Belmont Avenue, North Haledon, NJ 07508.


Item 2. Identity and Background

          (a)  Bernard M. Ciongoli

          (b)  Tech Laboratories, Inc.
               955 Belmont Avenue
               North Haledon, NJ 07508

          (c)  Mr. Ciongoli is the president of Tech Laboratories, Inc.

          (d)  None

          (e)  None

          (f)  USA


Item 3.  Source and Amount of Funds or Other Consideration

     This Schedule is being filed pursuant to a grant of stock options by the Company to Mr. Ciongoli which are exercisable within 60 days. Mr. Ciongoli was granted a non-qualified, non-plan option to purchase up to 139,000 shares of the Company's common stock on April 24, 2001. Options to purchase 46,334 shares vested on May 1, 2001 and options to purchase 46,333 shares vest on each of May 1, 2002 and May 1, 2003. The options expire on April 24, 2006.


Item 4.  Purpose of Transaction

     See Item 3.


Item 5.  Interest in Securities of the Issuer

     See Items 7 through 13 of the cover page to this Schedule 13D/A. As of the date of this report Mr. Ciongoli beneficially owned 953,334 shares. Such number of shares include 433,334 shares of common stock issuable upon exercise of options that are immediately exercisable. These numbers do not include options to purchase up to (i) 50,000 shares that vest to Mr. Ciongoli next year granted under the Company's 1996 Stock Option Plan, (ii) options to purchase up to 74,000 shares that vest over the next two years also granted under the Company's 1996 Stock Option Plan and (iii) options to purchase up to 92,666 shares that vest over the next two years granted under a non-qualified, non-plan stock option agreement. To the knowledge of Bernard M. Ciongoli, the Issuer has 4,379,939 shares of common stock, par value $.01 per share outstanding on the date hereof.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None


Item 7.  Material to be Filed as Exhibits

     None

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

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 4, 2001                            /s/ BERNARD M. CIONGOLI
                                             -----------------------------------
                                             Signature

                                             BERNARD M. CIONGOLI
                                             -----------------------------------
                                             Name/Title


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